

CALCULATION OF REGISTRATION FEE

Title of Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee [(1)]
Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index Fund, due September 30, 2010	$6,800,000.00	$379.44

[(1)] Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-133007
March 27, 2009

HSBC

PRICING SUPPLEMENT
(To Prospectus dated April 5, 2006,
Prospectus Supplement dated October 12, 2007,
Product Supplement dated November 6, 2008
and Prospectus Addendum dated December 12, 2007)

Structured Investments

HSBC USA Inc.
$6,800,000
Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index Fund, due September 30, 2010

General

- Terms used in this pricing supplement are described or defined in the product supplement, prospectus supplement and prospectus. The notes offered will have the terms described in the product supplement, prospectus supplement and prospectus. The notes are not principal protected, and you may lose up to 100% of your initial investment.
- **This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.**
- All references to "Enhanced Market Participation Notes" in the product supplement shall refer to these Return Enhanced Notes.
- This pricing supplement relates to a single note offering. The purchaser of a note will acquire a security linked to the single reference asset described below.
- Although the offering relates to a reference asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or any component security included in the reference asset or as to the suitability of an investment in the related notes.
- Senior unsecured obligations of HSBC USA Inc. maturing September 30, 2010.
- Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
- **If the terms of the notes set forth below are inconsistent with those described in the accompanying product supplement, the terms set forth below will supersede.**

Key Terms

Reference Asset:	The iShares® MSCI Emerging Markets Index Fund ("EEM") (the "reference asset")
Upside Participation Rate:	200.00%
Maximum Return:	72.60%
Principal Amount:	$1,000 per note.
Trade Date:	March 26, 2009
Pricing Date:	March 26, 2009
Original Issue Date:	March 31, 2009
Ending Averaging Dates:	September 21, 2010, September 22, 2010, September 23, 2010, September 24, 2010, and September 27, 2010 (the final valuation date).
Final Valuation Date:	September 27, 2010, subject to adjustment as described herein and in the accompanying product supplement.
Maturity Date:	3 business days after the final valuation date and is expected to be September 30, 2010. The maturity date is subject to further adjustment as described under "Market Disruption Events" herein and under "Specific Terms of the Notes — Market Disruption Events" in the accompanying product supplement.
Payment at Maturity:	For each note, the cash settlement value.
Cash Settlement Value:	For each note, you will receive a cash payment on the maturity date that is based on the reference return (as described below): If the reference return is greater than or equal to 0.00%, you will receive an amount equal to 100% of the principal amount plus the lesser of: (i) the product of (a) the principal amount multiplied by (b) the reference return multiplied by the upside participation rate; and (ii) the product of (a) the principal amount multiplied by (b) the maximum return. If the reference return is less than 0.00%, you will lose 1% of the principal amount for each percentage point that the reference return is below 0.00%. For example, if the reference return is -30%, you will suffer a 30% loss and receive 70% of the principal amount.
Reference Return:	The quotient, expressed as a percentage, of (i) the final value minus the initial value divided by (ii) the initial value, expressed as a formula: $\frac{\text{final value} - \text{initial value}}{\text{initial value}}$
Initial Value:	26.20, which is determined by the calculation agent and may not represent the official closing price of the reference asset on the pricing date.
Final Value:	The arithmetic average of the official closing prices of the reference asset on the five ending averaging dates, as determined by the calculation agent.
Official Closing Price:	The official closing price of one share of the reference asset on any scheduled trading day (as defined herein) as determined by the calculation agent and displayed on Bloomberg Professional® service page <EEM UP> <EQUITY>.
CUSIP/ISIN:	4042K0WH4 / US4042K0WH49
Form of Notes:	Book-Entry
Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 4 of this document, and "Risk Factors" on page PS-4 of the product supplement and page S-3 of the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement, or the accompanying product supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. We may use this pricing supplement in the initial sale of notes. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.**

We have appointed J.P. Morgan Securities Inc. as placement agent for the sale of the notes. J.P. Morgan Securities Inc. will offer the notes to investors directly or through other registered broker-dealers.

	Price to Public	Fees and Commissions[(1)]	Proceeds to Issuer
Per Note	$1,000	1.00%	99.00%
Total	$6,800,000.00	$68,000.00	$6,732,000.00

[(1)] Certain fiduciary accounts will pay a purchase price of $990 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.

JPMorgan
Placement Agent
March 27, 2009

Additional Terms Specific to the Notes

This pricing supplement relates to a single note offering linked to the reference asset identified on the cover page. The purchaser of a note will acquire a security linked to the reference asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to a single reference asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or any securities comprising the reference asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007, the prospectus addendum of December 12, 2007 and the product supplement dated November 6, 2008. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 4 of this pricing supplement and "Risk Factors" on page PS-4 of the product supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. All references to "Enhanced Market Participation Notes" in the product supplement shall refer to these Return Enhanced Notes. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to "HSBC", "we", "us" and "our" are to HSBC USA Inc. (rated A1 by Moody's Investors Services Limited and AA- by Standard & Poor's, a division of The McGraw-Hill Companies, Inc.)*

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement, a prospectus addendum, and a product supplement) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and product supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum, prospectus supplement and product supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

- the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420408061482/v130941_424b2.htm
- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm
- the prospectus at www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm
- the prospectus addendum at www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm

We are using this pricing supplement to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

* A credit rating reflects the creditworthiness of HSBC USA Inc. and is not indicative of the market risk associated with the notes or the reference asset, nor is it a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as the official closing price of the reference asset, an improvement in our credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the notes.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an initial value of 26.20 and reflect an upside participation rate of 200.00% and the maximum return on the notes of 72.60%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Final Value	Reference Return	Total Return
52.40	100.00%	72.60%
47.16	80.00%	72.60%
43.23	65.00%	72.60%
39.30	50.00%	72.60%
36.68	40.00%	72.60%
35.71	**36.30%**	**72.60%**
34.06	30.00%	60.00%
31.44	20.00%	40.00%
28.82	10.00%	20.00%
28.17	7.50%	15.00%
27.51	5.00%	10.00%
26.86	2.50%	5.00%
26.46	1.00%	2.00%
26.20	**0.00%**	**0.00%**
25.94	-1.00%	-1.00%
24.89	-5.00%	-5.00%
23.58	-10.00%	-10.00%
20.96	-20.00%	-20.00%
18.34	-30.00%	-30.00%
15.72	-40.00%	-40.00%
13.10	-50.00%	-50.00%
10.48	-60.00%	-60.00%
7.86	-70.00%	-70.00%
5.24	-80.00%	-80.00%
2.62	-90.00%	-90.00%
0.00	-100.00%	-100.00%



Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The level of the reference asset increases from the initial value of 26.20 to a final value of 28.03. Because the final value of 28.03 is greater than the initial value of 26.20 and the reference return of 7.00% multiplied by the upside participation rate of 200.00% does not exceed the maximum return of 72.60%, the investor receives a payment at maturity of $1,140.00 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (7.00\% \times 200.00\%)] = \$1,140.00$$

Example 2: The level of the reference asset increases from the initial value of 26.20 to a final value of 39.30. Because the final value of 39.30 is greater than the initial value of 26.20 and the reference return of 50% multiplied by the upside participation rate of 200.00% exceeds the maximum return of 72.60%, the investor receives a payment at maturity of $1,726.00 per $1,000 principal amount note, the maximum payment on the notes, calculated as follows:

$$\$1,000 + [\$1,000 \times 72.60\%] = \$1,726.00$$

Example 3: The level of the reference asset decreases from the initial value of 26.20 to a final value of 23.58. Because the final value of 23.58 is less than the initial value of 26.20, the reference return of -10.00% is negative and the investor receives a payment at maturity of $900.00 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -10.00\%) = \$900.00$$

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive reference return by 200.00%, up to the maximum return on the notes of 72.60%, or a maximum payment at maturity of $1,726.00 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **EXPOSURE TO PERFORMANCE OF THE iSHARES[®] MSCI EMERGING MARKETS INDEX FUND —** The reference asset is an exchange-traded fund of iShares, Inc., which is a registered investment company that consists of numerous separate investment portfolios. The reference asset seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets as measured by the MSCI Emerging Markets Index (the "underlying index"). The underlying index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected emerging markets countries..

- **TAX TREATMENT** — There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the reference asset. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes and, in the opinion of Cadwalader, Wickersham & Taft, our special counsel, it is reasonable to treat the notes in accordance with this approach. Pursuant to this approach, we do not intend to report any income or gain with respect to the notes prior to their maturity or an earlier sale or exchange and we generally intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that the U.S. holder has held the note for more than one year at such time for U.S. federal income tax purposes. For a further discussion of U.S. federal income tax consequences related to the notes, see the section "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the reference asset or any of the component securities of the reference asset. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **SUITABILITY OF NOTES FOR INVESTMENT –** A person should reach a decision to invest in the notes after carefully considering, with his or her advisors, the suitability of the notes in light of his or her investment objectives and the information set out in this pricing supplement. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the notes for investment.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the reference asset and will depend on whether, and the extent to which, the reference return is positive or negative. Your investment will be fully exposed to any decline in the level of the reference asset as compared to the initial value. **YOU MAY LOSE ALL OF YOUR INVESTMENT**.

- **YOUR MAXIMUM RETURN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** — If the final value is greater than the initial value, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the maximum return of 72.60% of the principal amount, regardless of the appreciation in the reference asset, which may be greater than the maximum return and could be significant. **YOU WILL NOT RECEIVE A RETURN ON THE NOTES GREATER THAN THE MAXIMUM RETURN**.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the placement agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the reference asset would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the level of the reference asset and the value of the notes.

- **THE VALUE OF SHARES OF THE REFERENCE ASSET MAY NOT COMPLETELY TRACK THE VALUE OF THE UNDERLYING INDEX** — Although the trading characteristics and valuations of shares of the reference asset will usually mirror the characteristics and valuations of the underlying index, the value of the shares of the reference asset may not completely track the value of the underlying index. The reference asset may reflect transaction costs and fees that are not included in the calculation of the underlying index. Additionally, because the reference asset may not actually hold all of the stocks that comprise the underlying index but invests in a representative sample of securities which have a similar investment profile as the stocks that comprise the underlying index, the reference asset may not fully replicate the performance of the underlying index.

- **AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH FOREIGN SECURITIES MARKETS** — The stocks included in the iShares® MSCI Emerging Markets Index, which is the underlying index for the reference asset, and that is generally tracked by the reference asset have been issued by the companies in the applicable foreign country or countries. Although the trading price of shares of the reference asset are not directly tied to the value of its underlying index or the trading price of the stocks that comprise its underlying index, the trading price of shares of the reference asset is expected to correspond generally to the value of publicly traded equity securities in the aggregate in the applicable foreign country or countries, as measured by the applicable underlying index. This means that the trading price of shares of the reference asset is expected to be affected by factors affecting securities markets in the applicable foreign country or countries.

  Investments in securities linked to the value of foreign securities markets involve certain risk. Foreign securities markets may be more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets. Also, there generally may be less publicly available information about companies in foreign securities markets than about U.S. companies, and companies in foreign securities markets are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. companies. Although many of the component stocks in the applicable underlying index are listed or traded on foreign securities markets which constitute "designated offshore securities markets" under Regulation S, certain of the component stocks in the applicable underlying index are primarily traded on foreign securities markets which have not been approved by U.S. securities regulatory agencies or U.S. exchanges. In addition, regardless of their status as designated offshore securities markets, certain component stocks in the applicable underlying index may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies. Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets.

Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

- **AN INVESTMENT IN THE NOTES IS SUBJECT TO CURRENCY EXCHANGE RISK** — Because the underlying index is denominated in U.S. dollars, the prices of the component stocks included in the underlying index will be converted into U.S. dollars for the purposes of calculating the value of the such index and, thus, noteholders will be exposed to currency exchange rate risk with respect to the currency or currencies represented in the underlying index. A noteholder's net exposure will depend on the extent to which the currency or currencies of the component stocks included in the underlying index strengthen or weaken against the U.S. dollar. If the U.S. dollar strengthens against the respective currency or currencies, the value of the reference asset may be adversely affected, and the principal payment at maturity of the notes may be reduced.

- **CHANGES THAT AFFECT THE REFERENCE ASSET WILL AFFECT THE MARKET VALUE OF THE NOTES AND THE AMOUNT YOU WILL RECEIVE AT MATURITY** — The policies of the publisher, sponsor or compiling authority for the underlying index (the "reference sponsor") concerning additions, deletions and substitutions of the constituents included in the underlying index and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in the underlying index may affect the level of the underlying index. The policies of the reference sponsor with respect to the calculation of the underlying index could also affect the price of the reference asset. The reference sponsor may discontinue or suspend calculation or dissemination of the underlying index. Any such actions could affect the value of the notes. Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

- **THE NOTES ARE NOT INSURED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of the Issuer, and in the event that the Issuer is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the notes. **This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.**

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the reference asset on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the reference asset;
  - the time to maturity of the notes;
  - the dividend rate on the equity securities underlying the reference asset;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

General

This pricing supplement is not an offer to sell and it is not an offer to buy interests in the reference asset or any of the securities comprising the underlying index. All disclosures contained in this pricing supplement regarding the reference asset and the underlying index, including their make-up, performance, method of calculation and changes in their components, are derived from publicly available information.   Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the reference asset, the underlying index or stocks comprising the underlying index contained in this pricing supplement. You should make your own investigation into the reference asset, the underlying index as well as stocks included in the underlying index.   The underlying index sponsor has no obligation to continue to publish, and may discontinue publication of, the underlying index.   The underlying index sponsor may discontinue or suspend the publication of the underlying index at any time.

Neither we nor any affiliate makes any representation that any publicly available information regarding the underlying index sponsor is accurate or complete. For more information, we urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the accompanying prospectus supplement.

The iShares® MSCI Emerging Markets Index Fund

We have derived all information relating to the reference asset, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available sources. The information reflects the policies of and is subject to change by iShares®, Inc. ("iShares"). iShares has no obligation to continue to publish, and may discontinue publication of, the reference asset. iShares is under no obligation to continue to publish, and may discontinue or suspend the publication of the reference asset at any time.

The reference asset seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The reference asset uses a representative sampling strategy to try to track the MSCI Emerging Markets Index. In order to improve its portfolio liquidity and its ability to track the MSCI Emerging Markets Index, the reference asset may invest up to 10% of its assets in shares of other iShares funds that seek to track the performance of equity securities of constituent countries of the MSCI Emerging Markets Index. BGFA is the investment advisor to the iShares® MSCI Emerging Markets Index Fund. BGFA will not charge portfolio management fees on that portion of the reference asset's assets invested in shares of other iShares funds.

For additional information regarding iShares, BGFA, the reference asset and the risk factors attributable to the reference asset, please see the relevant portion of the Prospectus, dated January 1, 2007, filed on Form N-1A with the SEC on December 26, 2006 under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended (File Nos. 033-97598 and 811-09102, respectively). Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website at www.sec.gov . In addition, information regarding the reference asset, including its top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly disseminated documents, and the iShares ® website at www.ishares.com .

Representative Sampling

BGFA, as the investment advisor to the reference asset, employs a technique known as representative sampling to track the MSCI Emerging Markets Index. Representative sampling is a strategy in which a fund invests in a representative sample of stocks in its underlying index, which have a similar investment profile as the underlying index. Stocks selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics, and liquidity measures similar to those of the relevant underlying index. Funds that use representative sampling generally do not hold all of the stocks that are included in the relevant underlying index.

Correlation

The reference asset is an actual investment portfolio. The performance of the reference asset and the MSCI Emerging Markets Index will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs), and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The reference asset, using representative sampling, can be expected to have a greater tracking error than a fund using replication. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The reference asset will not concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries, except that the reference asset will concentrate its investments to approximately the same extent that the MSCI Emerging Markets Index is so concentrated.

Historical Performance of Reference Asset

The following graph sets forth the historical performance of the reference asset based on the weekly historical closing prices from January 3, 2004 through March 25, 2009. The closing price for the reference asset on March 25, 2009 was 25.71. We obtained the closing prices below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

The historical prices of the reference asset should not be taken as an indication of future performance, and no assurance can be given as to the closing price on the final valuation date. We cannot give you assurance that the performance of the reference asset will result in the return of any of your initial investment.

Historical Performance of the iShares® MSCI Emerging Markets Index Fund



Source: Bloomberg Professional® service

Market Disruption Events

If an ending averaging date or the final valuation date is not a scheduled trading day, then such ending averaging date or the final valuation date will be the next day that is a scheduled trading day. If a market disruption event (as defined below) exists on an ending averaging date or the final valuation date, then such ending averaging date or the final valuation date, as applicable, will be the next scheduled trading day for which there is no market disruption event. If a market disruption event exists with respect to an ending averaging date or the final valuation date on five consecutive scheduled trading days, then that fifth scheduled trading day will be the ending averaging date or the final valuation date, as applicable, and the calculation agent will determine the official closing price of the reference asset in good faith and in its sole discretion using its estimate of the exchange traded price for the reference asset that would have prevailed but for that market disruption event. If an ending averaging date is postponed, then each subsequent ending averaging date and the final valuation date will also be postponed by an equal number of scheduled trading days. If the final valuation date is postponed, then the maturity date will also be postponed by an equal number of scheduled trading days and no interest will be paid in respect of such postponement.

The term "market disruption event" is described and defined in the product supplement.

Certain ERISA Considerations

We urge you to read "Certain ERISA Considerations" in the prospectus supplement.

An employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), a plan that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"), including individual retirement accounts, individual retirement annuities or Keogh plans, a governmental or other plan subject to any laws, rules or regulations substantially similar to Section 406 of ERISA or Section 4975 of the Code or any entity the assets of which are deemed to be "plan assets" for purposes of ERISA, Section 4975 of the Code or otherwise, will be permitted to purchase, hold and dispose of the notes, subject to certain conditions. Such investors should carefully review the discussion under "Certain ERISA Considerations" in the prospectus supplement.

Supplemental Plan of Distribution
J.P. Morgan Securities Inc. will act as placement agent for the notes and will receive a fee from the Issuer that would not exceed $10.00 per $1,000 face amount of notes.   See "Supplemental Plan of Distribution" on page S-51 in the prospectus supplement.